UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 001-35722

CHINA INFORMATION TECHNOLOGY, INC.
(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]           Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 30, 2014, upon the approval by its Compensation Committee, China Information Technology, Inc. granted an aggregate of 1,360,260 restricted shares (the “Shares”) under the Company’s 2013 Equity Incentive Plan at a purchase price of $4.00 per share to some employees (the “Employees”). The Shares are vested immediately upon the grant.

In connection with the grant, the Company and each of the Employees entered into separate employee incentive stock purchase agreement (the “Agreement”), pursuant to which, among others, each of the Employees agreed not to resell the Shares until: (1) the Company has completed its currently effective share repurchase program or a new share repurchase program that it may adopt shortly after the grant or (2) 12 months after the Shares are issued to the Employee, provided that, the Company does not adopt a new share repurchase program during such 12 month period.

The foregoing description of the Agreement is qualified in its entirety by reference to the text of the Agreement, a copy of English translation of the form of the Agreement is incorporated by reference as Exhibit 10.1 hereto.

Exhibits

Exhibit No.	Description
4.1	English Translation of Form of Employee Incentive Stock Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2014	CHINA INFORMATION TECHNOLOGY, INC.

	By:	/s/ Jiang Huai Lin
Jiang Huai Lin
Chief Executive Officer